August 20, 2010
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn:	John Reynolds Tia Jenkins Brian McAllister Shehzad Niazi
RE:	Packaging Corporation of America Form 10-K for Fiscal Year Ended December 31, 2009 Filed February 17, 2010 Definitive Proxy Statement on Schedule 14A Filed March 31, 2010 File No. 001-15399
Ladies and Gentlemen:
I am writing in response to the letter of the Staff of the Division of Corporation Finance dated August 6, 2010 regarding the filings listed above. For your convenience, each of the Staff’s comments is repeated in bold below followed by our response.
Form 10-K for the Fiscal Year Ended December 31, 2009
Consolidated Financial Statements
Note 15 – Alternative Fuel Mixture Tax Credits, page F-34
1.	We believe a known uncertainty existed (and continues to exist) concerning the taxability of alternative fuel tax credits since definitive Internal Revenue Service guidance was not issued before you filed your 2009 Form 10-K. Accordingly, we believe you should provide disclosure for investors to understand the nature and extent of the uncertainties associated with the methods, assumptions, estimates and judgments surrounding the credits, along with the potential impact on your financial statements, pursuant to Item 303 of Regulation S-K. You may also refer to FASB ASC 275-10 for additional guidance on risks and uncertainties. Please tell us and describe in future filings your accounting policy with respect to the alternative fuel tax credits. In this regard, please clarify whether you believe the credits are taxable for federal or state income tax purposes. Please provide us with the text of the disclosure to be included in your future interim and annual filings, as applicable.

The alternative fuel mixture credit can be claimed by a taxpayer as either an excise tax refund or as an income tax credit. PCA intends to claim the alternative fuel mixture credit as an income tax credit.

Based upon management’s assessment of the law, we believe the income from this credit, when claimed as an income tax credit rather than as an excise tax refund, is not subject to federal or state income taxes. This conclusion is supported by a tax opinion obtained from a qualified, third party advisor.

In recognizing this tax benefit in our financial statements, management concluded it was more likely than not that the tax authorities would agree with management’s conclusion about taxability and that the cumulative-probability assessment of this outcome resulted in the full recognition of the credit at $0.50 per gallon in accordance with FASB ASC 740, “Income Taxes.” If the tax authorities determine that some or all of this tax credit income is subject to federal and state income taxes, the alternative fuel mixture receivable would be reduced by the amount of taxes due with a corresponding decrease in net income.

PCA recorded the alternative fuel mixture tax credits of $185 million in 2009 as income with a corresponding receivable on its balance sheet. As federal cash taxes became due, PCA applied these credits against the taxes due and reduced the receivable balance. As of June 30, 2010, PCA has applied $89 million of these credits against federal cash taxes, resulting in a receivable balance of $96 million at the end of the period.

To address the lack of IRS definitive guidance regarding the taxability of the alternative fuel tax credit, our position on the taxability of the credit and our accounting for the credit, we propose to revise our disclosure in future filings to read as follows:
The Company generates “black liquor” as a by-product of its pulp manufacturing process and uses it in a mixture with diesel fuel to produce energy at its Counce, Tennessee, Valdosta, Georgia, and Tomahawk, Wisconsin mills. Through December 31, 2009, the U.S. Internal Revenue Code provided a $0.50 per gallon refundable tax credit for taxpayers who use alternative fuels in their trade or business. As a registered alternative fuel mixer, the Company believes the use of black liquor as an alternative fuel through December 31, 2009 qualified for this tax credit. After December 31, 2009, the alternative fuel mixture credit for a mixture of black liquor and diesel fuel used is no longer available.

The total alternative fuel mixture credits earned by PCA in 2008 and 2009 were $185.4 million, which was recorded as income with a corresponding receivable on its balance sheet. As federal cash taxes become due, PCA will apply these credits against the taxes due until the balance of the receivable reaches zero. As of , 2010, a receivable of $ million for the remaining balance of the alternative fuel mixture tax credits earned through December 31, 2009 is included on the Company’s balance sheet.

The laws governing the alternative fuel mixture credit, as well as the taxability of benefits received from this credit, are not completely defined. The IRS has not issued definitive guidance regarding such taxability. We believe that the manner in which we are claiming the credit will not subject us to federal or state income taxes on such benefits. If it is determined that any of the credits are subject to taxation, we will be required to pay those taxes, reduce the balance of any remaining receivable and take a corresponding charge to our income.
Additionally, in future filings we will provide similar disclosures in Management’s Discussion and Analysis.
Exhibits
2.	We note that exhibits 10.1 and 10.2 are missing schedules, attachments or exhibits. Please confirm that you will file the missing schedules, attachments or exhibits with your next periodic report.

We will provide the missing schedules, attachments or exhibits for exhibits 10.1 and 10.2 in our Form 10-Q for the period ended September 30, 2010.
Definitive Proxy Statement on Schedule 14A
Risk Management, page 8
3.	We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Disclosure is required under Item 402(s) “to the extent that risks arising from the registrant’s compensation policies and practices for its employees are reasonably likely to have a material adverse effect on the registrant.” Based on our analysis of our compensation policies and practices, we concluded that our compensation policies and practices were not likely to have a material adverse effect on us. Our analysis and conclusion were discussed at both the compensation committee and board levels, and were primarily based on the following factors:
•	We believe our annual cash incentive award and our equity award practices appropriately reward annual performance, through the achievement of our business plan and other annual performance measures, with the ultimate goal of achieving sustained long-term performance to create shareholder value. Our equity awards consist of four-year cliff vested restricted stock, which emphasizes long-term performance and has also resulted in significant share ownership by our management team.

•	Annual incentive awards are determined based on several performance measures and, in practice, the compensation committee exercises significant judgment in determining those awards. While performance goals are established based, among other things, on the achievement of our annual business plan and performance against competitors, the amount of incentive compensation is not based on the application of any non-discretionary formula against pre-determined targets. Specific weights are not assigned to the performance measures. Actual performance against the performance measures and the weight given to those measures are determined in the committee’s judgment based on all relevant circumstances and business conditions that arose during the performance period. We believe this practice does not encourage excessive risk-taking by management to achieve pre-determined short-term goals at the expense of long-term performance and has resulted in incentive awards that are affordable and reasonable based on our performance.

•	Our incentive compensation practices and policies are applied consistently across our eligible employee base, both for executive and non-executive management. No individual business unit or function carries materially different compensation incentives or risks from the entire company.
In responding to the Staff’s comments, the Company acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any further comments, please feel free to contact me.
Sincerely,
/s/ Richard B. West
Richard B. West
Senior Vice President and Chief Financial Officer
RBW/bws